Advisory: TransAlta first quarter 2009 conference call and annual shareholder meeting

CALGARY, Alberta (April 9, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its first quarter 2009 results before market open on Tuesday, April 28, 2009. A conference call and webcast to discuss the results will be held for investors, analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following investors and analysts.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in number:

For local Toronto participants – 1-416-340-8018
Toll-free North American participants – 1-866-223-7781

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1- 800-408-3053 with TransAlta pass code 6131566. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

On Thursday, April 30, TransAlta will hold its Annual Meeting of Shareholders at 11:00 a.m. Mountain (1:00 a.m. Eastern) at the Calgary Stampede Roundup Centre, Boyce Theatre, Calgary Alberta. The Annual Meeting will be broadcast via webcast and conference call. To access the broadcast, please visit www.transalta.com or use the dial-in information provided below.

Dial-in number:
Toll-free North American participants – 1 888 396 8063

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com

Investor Inquiries: Jennifer Pierce
Vice President, Communications & Investor Relations
Phone: (403) 267-7622

Jess Nieukerk

Manager, Investor Relations

Phone: (403) 267-3607

Email: investor_relations@transalta.com